EXHIBIT 97
PVH CORP.

CLAWBACK POLICY
(Effective June 22, 2023)

The Board of Directors (the “Board”) of PVH Corp. (the “Company”) has adopted this Clawback Policy (the “Policy”) to provide for the recoupment, under the circumstances described below, of Covered Compensation (as defined below) from current and former Senior Officers (as defined below). Nothing in this Policy shall be deemed to obligate the Company to pay or award Covered Compensation to any Senior Officer in the future.
Definitions
“Applicable Period” shall mean, with respect to any Financial Statement Triggering Event, the three completed fiscal years of the Company immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years; provided, however, that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.
“Committee” shall mean the Compensation Committee of the Board.
“Company Group” shall mean the Company, together with each of its direct and indirect subsidiaries.
“Covered Compensation” shall mean all (a) performance-based cash compensation (e.g., annual bonus awards under the Company’s Performance Incentive Bonus Plan and awards under the Company’s Long-Term Incentive Plan) and (b) equity-based compensation (e.g., stock options, restricted stock units and performance share units) whether vested or unvested. For the avoidance of doubt, the definition of Covered Compensation shall in no way limit the Company’s ability to comply with Section 303A.14 of the NYSE Listed Company Manual.
“Effective Date” shall mean the effective date of Section 303A.14 (Erroneously Awarded Compensation) of the NYSE Listed Company Manual.
“Erroneously Awarded Compensation” shall mean, with respect to each current or former Senior Officer in connection with a Financial Statement Triggering Event, the amount of Restatement Covered Incentive Compensation Received that exceeds the amount of Restatement Covered Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.
“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. The Company’s stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

“Financial Statement Triggering Event” shall mean an accounting restatement that the Company is required to prepare (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. For the avoidance of doubt, the following do not represent error corrections and therefore would not trigger application of this Policy: a restatement resulting solely from the retrospective application of a change in generally accepted accounting principles; retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; retrospective reclassification due to a discontinued operation; retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.
“NYSE” shall mean the New York Stock Exchange.
“Policy Violation Triggering Event” shall mean a material violation of the Company’s Code of Business Conduct and Ethics policy or any other material policy of the Company, as determined by the Board or the Committee.
“Received” shall mean Covered Compensation deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Covered Compensation award is attained, even if payment or grant of the Covered Compensation occurs after the end of that period.
“Restatement Covered Incentive Compensation” shall mean all Covered Compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure and Received by a current or former Senior Officer (i) after beginning service as a Senior Officer, (ii) who served as a Senior Officer at any time during the performance period for that Covered Compensation, (iii) while the Company has a class of securities listed on the NYSE or another a national securities exchange or a national securities association, and (iv) during the Applicable Period.
“Restatement Date” shall mean the earlier to occur of (i) the date the Board, a committee of the Board or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement in connection with a Financial Statement Triggering Event, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement in connection with a Financial Statement Triggering Event.
“SEC” shall mean the U.S. Securities and Exchange Commission.
“Senior Officers” shall mean the Company’s Chief Executive Officer (or other person serving as the Company’s principal executive officer), Chief Financial Officer (or other person serving as the Company’s principal financial officer), all of the Company’s other “officers” as defined in Rule 16a-l(f) promulgated under the Securities Exchange Act of 1934, as amended, and any other employee who may from time to time be deemed subject to this Policy by the Board or the Committee.

Statement of Policy
If a Financial Statement Triggering Event occurs, the Committee shall recover reasonably promptly the amount of any Erroneously Awarded Compensation Received by each current or former Senior Officer on or after the Effective Date. For Covered Compensation based on (or derived from) the Company’s stock price or total shareholder return where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Financial Statement Triggering Event, the amount shall be determined by the Committee based on a reasonable estimate of the effect of the Financial Statement Triggering Event on the stock price or total shareholder return upon which the Covered Compensation was Received (in which case, the Company shall maintain documentation of such determination of that reasonable estimate and provide such documentation to the NYSE).
Notwithstanding anything herein to the contrary, the Company shall not be required to recover Erroneously Awarded Compensation if the following conditions are met and the Committee determines that recovery would be impracticable:
(i) The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, after the Company has reasonably attempted to recover the applicable Erroneously Awarded Compensation, documented its attempt and provided such documentation to NYSE;
(ii) Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to NYSE that recovery would result in such a violation and a copy of the opinion is provided to NYSE; or
(iii) Recovery would likely cause an otherwise tax-qualified retirement plan under which benefits are broadly available to employees of the Company Group to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
If a Policy Violation Triggering Event occurs, the Board or the Committee, in either case, in its sole and absolute discretion, may recover any Covered Compensation paid or granted to any current or former Senior Officer in an amount and to the extent determined by the Board in its sole and absolute discretion, to the extent permitted by applicable law.
In order to effectuate the recovery of Covered Compensation under this Policy, the Board or the Committee may take such actions as it deems appropriate, in its sole and absolute discretion and to the extent permitted under applicable law, including, but not limited to:
(i) Cancellation or forfeiture of any or all of a current or former Senior Officer’s outstanding awards of Covered Compensation;
(ii) Recovery of any cash paid or shares of Company stock issued to a current or former Senior Officer in connection with any vesting, settlement or exercise of any award of Covered Compensation; and

(iii) Recovery of any proceeds received from any sale or disposition of shares of Company stock issued or issuable to a current or former Senior Officer upon the vesting, settlement or exercise of any award of Covered Compensation.
Each Senior Officer shall sign the Acknowledgement attached to this Policy as Attachment A acknowledging the Senior Officer’s understanding of this Policy. Delivery of a signed Acknowledgment is a condition to a Senior Officer Receiving future awards of Covered Compensation and such Acknowledgement shall survive and continue in full force, notwithstanding any termination of the Senior Officer’s employment with the Company Group.
Reporting and Disclosure
The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws and SEC rules promulgated thereunder, including the disclosure required by the applicable SEC filings.
Prohibition on Indemnification and Advancement of Expenses
Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any current or former Senior Officer that may be interpreted to the contrary, the Company and all other members of the Company Group are prohibited from indemnifying any current or former Senior Officer against, or paying the premiums for any insurance policy to cover, the loss of Covered Compensation pursuant to this Policy, and from providing any advancement of expenses in connection with opposing the Company’s efforts to recover Covered Compensation pursuant to this Policy.
Administration
The Committee (i) has the full power and authority to construe, interpret, and administer this Policy and (ii) reserves the right to amend, suspend, or terminate this Policy at any time, for any reason or no reason. All decisions, actions, or interpretations by the Committee shall be final, binding, and conclusive on all persons and shall be given the maximum deference permitted by applicable law.
The Committee shall amend this Policy to comply with any applicable law, rule, requirement, or regulation requiring a “clawback,” recoupment, or similar recapture of Covered Compensation Received by, or paid or granted to, a current or former Senior Officer.
Non-Exclusivity
Recoupment of Covered Compensation pursuant to this Policy shall not in any way limit or affect the rights of the Company or any member of the Company Group to pursue disciplinary, legal, or other action or pursue any other remedies available to it. This Policy shall not replace, and shall be in addition to, any rights of the Company and the other members of the Company Group to recoup Covered Compensation from current and former Senior Officers under applicable laws and regulations.

Attachment A

PVH CORP.

CLAWBACK POLICY ACKNOWLEDGMENT
The undersigned hereby acknowledges and agrees that (a) I have received a copy of the PVH Corp. (the “Company”) Clawback Policy (the “Policy”), to which this Acknowledgment is attached; (b) I have read and understand the Policy; (c) I am a Senior Officer (as defined in the Policy) under the Policy; and (d) any and all Covered Compensation (as defined in the Policy) is subject to recovery under the Policy.

I further acknowledge and agree that, notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement that may be interpreted to the contrary, the Company and each of its direct and indirect subsidiaries (together with the Company, the “Company Group”) are prohibited from indemnifying me against, or paying the premiums for any insurance policy to cover, the loss of any Covered Compensation, and from providing any advancement of expenses in connection with opposing the Company’s efforts to recover Covered Compensation pursuant to the Policy. In connection with the foregoing, I hereby waive any indemnification, reimbursement, or advancement right with respect to such amounts and expenses.

I also acknowledge and agree that (a) recoupment of Covered Compensation pursuant to the Policy does not in any way limit or affect the rights of the Company or any member of the Company Group from pursuing disciplinary, legal, or other action or pursuing any other remedies available to it and (b) the Policy does not replace, and is in addition to, any rights of the Company and the other members of the Company Group to recoup Covered Compensation from me under applicable laws and regulations.

Name: Date:_________________

Please sign and date this Acknowledgment and return it to Mark Fischer, General Counsel.